Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant
to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed
Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Immuneering Corporation
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

45254E107
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐Rule 13d-1(b)
☐Rule 13d-1(c)
☒    Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45254E107	Schedule 13G	Page 1 of 4

1Names of Reporting Persons

Benjamin J. Zeskind

2    Check the Appropriate Box if a Member of a Group

(a) ☐
(b) ☐

3SEC Use Only

4Citizenship or Place of Organization

United States

	5	Sole Voting Power

2,792,215

	6	Shared Voting Power
Number of Shares		894,927
Beneficially Owned
by Each Reporting
	7	Sole Dispositive Power
Person With

2,792,215

	8	Shared Dispositive Power

894,927

9Aggregate Amount Beneficially Owned by Each Reporting Person

3,687,142

10    Check if the Aggregate Amount in Row (9) Excludes Certain Shares

Not Applicable

11    Percent of Class Represented by Amount in Row 9

12.6%

12Type of Reporting Person

IN

CUSIP No. 45254E107	Schedule 13G	Page 2 of 4

ITEM 1.    (a)    Name of Issuer:

Immuneering Corporation (the “Issuer”).

(b)Address of Issuer’s Principal Executive Offices:

245 Main St., Second Floor, Cambridge, MA 02142

ITEM 2.    (a)    Name of Person Filing:

This statement is filed on behalf of Benjamin J. Zeskind (the “Reporting Person”).

(b)Address or Principal Business Office:

The principal business address of the Reporting Person is c/o Immuneering Corporation, 245 Main St., Second Floor, Cambridge, MA 02142.

(c)Citizenship of each Reporting Person is:

The Reporting Person is a citizen of the United States.

(d)Title of Class of Securities:

Class A common stock, par value $0.001 per share (“Class A Common Stock”).

(e)CUSIP Number:

45254E107

ITEM 3.

Not applicable.

ITEM 4.    Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of the shares of Class A Common Stock of the Issuer as of December 31, 2023, based upon 29,269,121 shares of Class A Common Stock outstanding as of October 31, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2023.

CUSIP No. 45254E107		Schedule 13G				Page 3 of 4

Reporting Person	Amount Beneficially owned:	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Benjamin J. Zeskind	3,687,142	12.6%	2,792,215	894,927	2,792,215	894,927

The Reporting Person is the beneficial owner of 3,687,142 shares of Class A Common Stock, which consist of (i) 2,261,852 shares of Class A Common Stock held of record by the Reporting Person; (ii) 530,363 shares of Class A Common Stock underlying stock options held of record by the Reporting Person that are exercisable on or prior to February 29, 2024; and (iii) 894,927 shares of Class A Common Stock held of record by the Benjamin J. Zeskind 2020 Family Trust, of which the Reporting Person’s spouse serves as sole trustee.

ITEM 5.    Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.    Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.    Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.    Notice of Dissolution of Group.

Not applicable.

ITEM 10.    Certification.

Not applicable.

CUSIP No. 45254E107	Schedule 13G	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 16, 2024

Benjamin J. Zeskind

/s/ Benjamin J. Zeskind